OMB APPROVAL
OMB Number:	3235-0211
Expires:	April 30, 2023
Estimated average burden
hours per response	1.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 5th day of April, 2023.

Signature:	AIM Investment Securities Funds (Invesco Investment Securities Funds) on behalf of

Invesco SMA High Yield Bond Fund

By:	/s/ Melanie Ringold
(Melanie Ringold)

Senior Vice President
(Title)

Attest:	/s/ Adrienne M. Ruffle
(Adrienne M. Ruffle)

Assistant Secretary
(Title)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1846 (1-12)